COLE CREDIT PROPERTY TRUST III, INC.

SUPPLEMENT NO. 13 DATED JANUARY 12, 2010

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2009, Supplement No. 10 dated November 2, 2009, which superseded and replaced all previous supplements to the prospectus, Supplement No. 11 dated November 17, 2009 and Supplement No. 12 dated December 18, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments;
(3)	the placement of debt on certain real property investments;
(4)	potential real property investments; and
(5)	prior potential property investments.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008. Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan. As of January 11, 2010, we had accepted investors’ subscriptions for, and issued, 100,693,125 shares of our common stock in the offering, resulting in gross proceeds of approximately $1.0 billion. As of January 11, 2010, we had approximately 149,306,875 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

As of January 11, 2010, we owned 133 properties located in 33 states, comprising approximately 3.4 million gross rentable square feet of commercial space and approximately 6.3 million square feet of land subject to ground leases. Properties acquired between December 19, 2009 and January 11, 2010 are listed below.

Property Description	Type	Tenant	Rentable Square Feet	Purchase Price (1)
Walgreens — South Bend (Ironwood), IN	Drugstore	Walgreen Co.	14,820	$5,937,500
Walgreens — Brooklyn Park, MD	Drugstore	Walgreen Co.	14,560	4,829,000
FedEx — Effingham, IL	Distribution	Fed Ex Freight East, Inc.	101,240	14,150,000
CVS — Meridianville, AL	Drugstore	Alabama CVS Pharmacy, LLC	13,225	3,967,000
Walgreens — South Elgin, IL (2)	Drugstore	Walgreen Co.	14,490	4,437,500
Walgreens — St. Charles, IL (2)	Drugstore	Walgreen Co.	14,490	4,062,500
Town & Country — Andrews, TX(3)	Convenience Store	Stripes LLC	4,656	2,366,265
Stripes — Pharr, TX(3)	Convenience Store	Stripes LLC	8,528	2,476,374
Stripes — Rio Hondo, TX(3)	Convenience Store	Stripes LLC	6,350	2,567,703
Stripes — La Feria, TX(3)	Convenience Store	Stripes LLC	4,950	1,917,210
Kum & Go — Rogers, AR (4)	Convenience Store	Kum & Go, LC	3,391	2,100,000
Kum & Go — Lowell, AR (4)	Convenience Store	Kum & Go, LC	4,692	2,089,412
Kum & Go — Bentonville, AR (4)	Convenience Store	Kum & Go, LC	3,392	1,847,059
			208,784	$52,747,523

(1)	Purchase price does not include acquisition costs.

(2)	The property was purchased as part of a two-property portfolio purchased under one purchase agreement.

(3)	The property was purchased as part of a four-property portfolio purchased under one purchase agreement.

(4)	The property was purchased as part of a ten-property portfolio purchased under one purchase agreement, of which seven properties are expected to close subsequent to January 11, 2010.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 94 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in retail and other income-producing commercial properties located throughout the United States.

As of January 11, 2010, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 133 properties located in 33 states, consisting of approximately 3.4 million gross rentable square feet of commercial space and approximately 6.3 million square feet of land subject to ground leases. The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between December 19, 2009 and January 11, 2010 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Physical Occupancy
Walgreens — South Bend (Ironwood), IN	December 21, 2009	2006	$5,937,500	$118,750	8.00%	100%
Walgreens — Brooklyn Park, MD	December 23, 2009	2008	4,829,000	96,580	8.08%	100%
FedEx — Effingham, IL	December 29, 2009	2008	14,150,000	283,000	8.33%	100%
CVS — Meridianville, AL	December 30, 2009	2008	3,967,000	79,340	8.50%	100%
Walgreens — South Elgin, IL (4)	December 30, 2009	2002	4,437,500	88,750	8.00%	100%
Walgreens — St. Charles, IL (4)	December 30, 2009	2002	4,062,500	81,250	8.00%	100%
Town & Country — Andrews, TX(5)	December 30, 2009	2008	2,366,265	47,325	9.25%	100%
Stripes — Pharr, TX(5)	December 30, 2009	1997	2,476,374	49,527	9.25%	100%
Stripes — Rio Hondo, TX(5)	December 30, 2009	2007	2,567,703	51,354	9.25%	100%
Stripes — La Feria, TX(5)	December 30, 2009	2008	1,917,210	38,344	9.25%	100%
Kum & Go — Rogers, AR (6)	December 31, 2009	2008	2,100,000	42,000	8.50%	100%
Kum & Go — Lowell, AR (6)	December 31, 2009	2009	2,089,412	41,788	8.50%	100%
Kum & Go — Bentonville, AR (6)	December 31, 2009	2009	1,847,059	36,941	8.50%	100%
			$52,747,523	$1,054,949

(1)	Purchase price does not include acquisition costs.

(2)

Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for finance coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 64 of the prospectus.

(3)

Initial yield is calculated as the current annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(4)	The property was purchased as part of a two-property portfolio purchased under one purchase agreement.

(5)	The property was purchased as part of a four-property portfolio purchased under one purchase agreement.

(6)	The property was purchased as part of a ten-property portfolio purchased under one purchase agreement, of which seven properties are expected to close subsequent to January 11, 2010.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants *	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term***
Walgreens — South Bend (Ironwood), IN	1	Walgreen Co.	14,820	100%	10/5 yr.	$475,000		$32.05	12/21/2009	10/31/2031
Walgreens — Brooklyn Park, MD	1	Walgreen Co.	14,560	100%	10/5 yr.	390,000		26.79	12/23/2009	1/31/2034
FedEx — Effingham, IL	1	Fed Ex Freight East, Inc.	101,240	100%	2/5 yr.	1,179,139		11.65	12/29/2009	11/30/2013
						1,186,887		11.72	12/1/2013	11/30/2018
						1,194,629		11.80	12/1/2018	11/30/2023
CVS — Meridianville, AL	1	Alabama CVS Pharmacy, LLC	13,225	100%	6/5 yr.	337,238		25.50	12/30/2009	1/31/2034
Walgreens — South Elgin, IL	1	Walgreen Co.	14,490	100%	10/5 yr.	355,000		24.50	12/30/2009	5/31/2027
Walgreens — St. Charles, IL	1	Walgreen Co.	14,490	100%	10/5 yr.	325,000		22.43	12/30/2009	6/30/2027
Town & Country Andrews, TX	1	Stripes LLC	4,656	100%	4/5 yr.	218,880	(1)	47.01	12/30/2009	12/31/2029
Stripes — Pharr, TX	1	Stripes LLC	8,528	100%	4/5 yr.	229,065	(1)	26.86	12/30/2009	12/31/2029
Stripes — Rio Hondo, TX	1	Stripes LLC	6,350	100%	4/5 yr.	237,513	(1)	37.40	12/30/2009	12/31/2029
Stripes — La Feria, TX	1	Stripes LLC	4,950	100%	4/5 yr.	177,342	(1)	35.83	12/30/2009	12/31/2029
Kum & Go — Rogers, AR	1	Kum & Go, LC	3,391	100%	4/5 yr.	178,500	(2)	52.64	12/31/2009	12/31/2029
Kum & Go — Lowell, AR	1	Kum & Go, LC	4,692	100%	4/5 yr.	177,600	(2)	37.85	12/31/2009	12/31/2029
Kum & Go — Bentonville, AR	1	Kum & Go, LC	3,392	100%	4/5 yr.	157,000	(2)	46.29	12/31/2009	12/31/2029

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.

**	Represents option renewal period / term of each option.

***	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(1)	The annual base rent under the lease increases every five years by the lesser of two times the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10%.

(2)	The annual base rent under the lease increases every five years by 7.5% of the then-current annual base rent.

Tenant Lease Expirations

The following table sets forth, as of January 11, 2010, lease expirations of our properties, including the properties described above, for each of the next ten years assuming no renewal options are exercised. For purposes of the table, the “total annual base rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2010	1	750	$5,563	0.01%
2011	6	16,368	307,028	0.49%
2012	10	52,074	874,945	1.41%
2013	8	64,057	597,696	0.96%
2014	2	4,163	129,465	0.21%
2015	5	34,426	409,089	0.66%
2016	—	—	—	—%
2017	5	63,212	805,936	1.30%
2018	5	96,722	1,353,852	2.18%
2019	6	55,518	1,157,728	1.86%
2020	4	47,090	882,196	1.42%
	52	434,380	$6,523,498	10.50%

For federal income tax purposes, the aggregate depreciable basis in the properties noted above is approximately $42.1 million. When we calculate depreciation expense for federal income tax purposes, we will depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and will depreciate furnishings and equipment over a twelve-year recovery period. The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis
Walgreens — South Bend (Ironwood), IN	$3,632,721
Walgreens — Brooklyn Park, MD	4,047,699
FedEx — Effingham, IL	11,563,840
CVS — Meridianville, AL	3,257,182
Walgreens — South Elgin, IL	3,630,309
Walgreens — St. Charles, IL	3,324,109
Town & Country Andrews, TX	1,941,765
Stripes — Pharr, TX	2,031,587
Stripes — Rio Hondo, TX	2,106,301
Stripes — La Feria, TX	1,574,868
Kum & Go — Rogers, AR	1,726,265
Kum & Go — Lowell, AR	1,717,597
Kum & Go — Bentonville, AR	1,519,166
$42,073,409

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above. In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi tenant properties. We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Borrowing Policies

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Borrowing Policies” beginning on page 85 of the prospectus:

Jackson National Life Insurance Company Loan

On December 22, 2009, we entered into a fixed rate mortgage note with Jackson National Life Insurance Company ("Jackson National") in the principal amount of $32.0 million (the "Jackson Loan").  The Jackson Loan bears interest at a fixed rate of 5.54% per annum and interest-only payments are due monthly until February 1, 2015, at which time Jackson National can reset the interest rate (the "Reset Rate").  We can accept the Reset Rate, if any, through the maturity date of January 1, 2020 (the "Jackson Maturity Date") and pay monthly principal and interest payments based on a 22-year amortization schedule with any remaining principal amounts due upon the Jackson Maturity Date, or we may decide to reject the Reset Rate at which time the Jackson Loan would be immediately due.  The Jackson Loan is non-recourse to us and CCPT III OP, but both are liable for customary non-recourse carve-outs.  The Jackson Loan includes usual and customary events of default and remedies for facilities of this nature.  The Jackson Loan is secured by one multi-tenant and six single-tenant commercial properties that we own through our subsidiaries, with an aggregate purchase price of approximately $62.1 million.

In connection with the Jackson Loan, we paid our advisor a finance coordination fee equal to $320,000.

JPMorgan Chase Bank Revolving Credit Facility

On January 6, 2010, we entered into a secured revolving credit facility for up to $100.0 million pursuant to a borrowing base revolving credit agreement (the “Credit Facility”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”), as administrative agent, JPMorgan Securities Inc., as sole book runner and sole lead arranger, and other lending institutions that are parties to the Credit Facility (collectively with JPMorgan Chase Bank, the “Lenders”). Provided we are in compliance with the terms of the Credit Facility and sufficient commitments can be arranged by JPMorgan Chase Bank, we may increase the amount of the Credit Facility to a maximum of $200.0 million. The proceeds of the Credit Facility may be used for, among other things, acquiring and operating single tenant or mixed-use properties located in the United States of America.

The Credit Facility matures on January 6, 2013. Advances under the Credit Facility will bear interest at rates depending upon the type of loan elected by us. Each advance will initially bear interest at a floating rate unless the Borrowers elect such advance to bear interest at a fixed rate.

For each fixed rate advance, the interest rate will be equal to the greater of (a) four and one half percent (4.50%) per annum or (b) the sum of the adjusted LIBO rate plus 350 basis points. The adjusted LIBO rate is equal to the LIBO rate for a one, two or three month interest period, as elected by us, multiplied by the statutory reserve rate (the “Adjusted LIBO Rate”). The statutory reserve rate is based on the maximum reserve percentages, if any, established by the Federal Reserve board to which certain banks are subject for eurocurrency funding.

For each floating rate advance, the interest rate will be equal to the greater of (a) four and one half percent (4.50%) per annum or (b) the sum of the prime rate plus 100 basis points; provided that the prime rate is not less than the adjusted one-month LIBO rate. The adjusted one-month LIBO rate is equal to the sum of 250 basis points plus the Adjusted LIBO Rate for a one month interest period.

We have the right to prepay the outstanding amounts of the Credit Facility, in whole or in part, without premium or penalty provided that prior notice and the payment of accrued interest on the amount prepaid together with an administration fee of $250 are received by JPMorgan Chase Bank, as administrative agent. Our right to terminate the Credit Facility, without premium or penalty, is contingent upon the Lenders receiving payment in full of all outstanding loans, unpaid fees, and reimbursable expenses, together with accrued and unpaid interest.

The Credit Facility is recourse to us. As of January 6, 2010, the borrowing base under the Credit Facility was approximately $71.5 million based on the underlying collateral pool of 24 single-tenant commercial properties with an aggregate purchase price of approximately $145.5 million.

The Credit Facility contains customary affirmative and negative covenants, representations, warranties and borrowing conditions. The Credit Facility also includes usual and customary events of default and remedies for facilities of this nature. Failing to pay amounts when due, breaching any of the terms of the Credit Facility or related loan documents and violation of any affirmative or negative covenants, among other things, would constitute an event of default under the Credit Facility. Upon the occurrence of any event of default, any outstanding loans under the Credit Facility would be immediately due and payable on demand and would bear interest at an interest rate equal to 5.0% per annum above the interest rate that would otherwise be applicable at that time, until the default is cured. If an event of default occurs and is not cured timely, the Lenders would have no obligation to make further disbursements under the Credit Facility.

We paid certain fees to JPMorgan Chase Bank upon entering into the Credit Facility, including an arrangement fee of $500,000, an administrative agent fee of $50,000, which is also due annually, and an upfront fee of $1.0 million, along with all costs, expenses and fees that the Lenders incurred in connection with the Credit Facility. In addition, we will pay a quarterly fee for any unused portion of the Credit Facility of $100.0 million (the “Unused Fee”). The Unused Fee is equal to 0.50% per annum of the average daily unused portion of the Credit Facility of $100.0 million if the average daily usage is less than 50.0% of the available borrowings and 0.375% per annum on the average daily unused portion of the Credit Facility if the average daily usage is greater than or equal to 50.0% of the available borrowings.

As of January 11, 2010, no finance coordination fees have been paid to CR III Advisors in connection with the Credit Facility. In accordance with the advisory agreement between us and CR III Advisors, no finance coordination fees will be paid on loan proceeds from any line of credit until all net offering proceeds received as of the date proceeds from the line of credit are drawn have been invested.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below. The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price (1)	Approximate Compensation to Sponsor (2)
Walgreens — Loves Park, IL (3)	January 2010	$3,940,000	$78,800
Walgreens — Twin Falls, ID	January 2010	4,830,000	96,600
Walgreens — Framingham, MA	January 2010	5,963,000	119,260
Walgreens — Appleton (Meade), WI (4)	January 2010	3,768,000	75,360
Walgreens — Appleton (Richmond), WI (4)	January 2010	5,301,000	106,020
Kum & Go — Stillwater, OK (5)	January 2010	2,208,094	44,162
Kum & Go — Story City, IA (5)	January 2010	2,050,000	41,000
Kum & Go — Ottumwa, IA (5)	January 2010	1,823,529	36,471
Kum & Go — Tipton, IA (5)	January 2010	2,494,118	49,882
Kum & Go — Neola, IA (5)	January 2010	1,500,000	30,000
Kum & Go — Adair, IA (5)	January 2010	1,360,000	27,200
Kum & Go — West Branch, IA (5)	January 2010	1,094,118	21,882

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 2 below.

(2)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

(3)

The property would be purchased as part of a three-property portfolio purchased under one purchase agreement, of which two properties were previously acquired on December 16, 2009 and December 18, 2009 respectively.

(4)	The property would be purchased as part of a two-property portfolio purchased under one purchase agreement.

(5)	The property would be purchased as part of a ten-property portfolio purchased under one purchase agreement, of which three properties were previously acquired on December 31, 2009.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Total Square Feet Leased**	% of Total Square Feet Leased***
Walgreens — Loves Park, IL (1)	Walgreen Co.	14,490	100%
Walgreens — Twin Falls, ID	Walgreen Co.	14,820	100%
Walgreens — Framingham, MA	Walgreen Eastern Co., Inc.	14,820	100%
Walgreens — Appleton (Meade), WI (2)	Walgreen Co.	16,853	100%
Walgreens — Appleton (Richmond), WI (2)	Walgreen Co.	14,490	100%
Kum & Go — Stillwater, OK (3)	Kum & Go, LC	5,115	100%
Kum & Go — Story City, IA (3)	Kum & Go, LC	3,008	100%
Kum & Go — Ottumwa, IA (3)	Kum & Go, LC	4,000	100%
Kum & Go — Tipton, IA (3)	Kum & Go, LC	5,118	100%
Kum & Go — Neola, IA (3)	Kum & Go, LC	3,312	100%
Kum & Go — Adair, IA (3)	Kum & Go, LC	4,554	100%
Kum & Go — West Branch, IA (3)	Kum & Go, LC	3,164	100%

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

**	Represents total square feet leased of the property.

***	Represents percentage of total square feet leased of the property.

(1)

The property would be purchased as part of a three-property portfolio purchased under one purchase agreement, of which two properties were previously acquired on December 16, 2009 and December 18, 2009 respectively.

(2)	The property would be purchased as part of a two-property portfolio purchased under one purchase agreement.

(3)	The property would be purchased as part of a ten-property portfolio purchased under one purchase agreement, of which three properties were previously acquired on December 31, 2009.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants *	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term ***
Walgreens — Loves Park, IL	1	Walgreen Co.	10/5 yr.	$317,225		$21.89	10/1/2008	10/31/2033
Walgreens — Twin Falls, ID	1	Walgreen Co.	10/5 yr.	386,250		26.06	8/1/2008	7/31/2033
Walgreens — Framingham, MA	1	Walgreen Eastern Co., Inc.	10/5 yr.	480,000		32.39	7/23/2007	7/31/2032
Walgreens — Appleton (Meade), WI	1	Walgreen Co.	10/5 yr.	296,900		17.62	9/1/2008	8/31/2033
Walgreens — Appleton (Richmond), WI	1	Walgreen Co.	10/5 yr.	418,000		28.85	9/1/2008	8/31/2033
Kum & Go — Stillwater, OK	1	Kum & Go, LC	4/5 yr.	187,686	(1)	36.69	1/15/2010	1/15/2030
Kum & Go — Story City, IA	1	Kum & Go, LC	4/5 yr.	174,250	(1)	57.93	1/15/2010	1/15/2030
Kum & Go — Ottumwa, IA	1	Kum & Go, LC	4/5 yr.	155,000	(1)	38.75	1/15/2010	1/15/2030
Kum & Go — Tipton, IA	1	Kum & Go, LC	4/5 yr.	212,000	(1)	41.42	1/15/2010	1/15/2030
Kum & Go — Neola, IA	1	Kum & Go, LC	4/5 yr.	127,500	(1)	38.50	1/15/2010	1/15/2030
Kum & Go — Adair, IA	1	Kum & Go, LC	4/5 yr.	115,600	(1)	25.38	1/15/2010	1/15/2030
Kum & Go — West Branch, IA	1	Kum & Go, LC	4/5 yr.	93,000	(1)	29.39	1/15/2010	1/15/2030

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

**	Represents remaining option renewal periods/term of each option.

***	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.

(1)	The annual base rent under the lease increases every five years by 7.5% of the then-current annual base rent.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and proceeds from previously issued debt. We may use the properties as collateral in future financings.

Prior Potential Property Investments

A prior supplement to this prospectus described a potential acquisition of an 88,248 square foot single-tenant commercial building leased to Kohl’s Department Stores, Inc, located in Kansas City, MO. The purchase agreement for the acquisition of the property was terminated and this property is no longer under consideration for purchase.